EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31  (in millions)    1996    1995    1994    1993*   1992

Fixed Charges:
   Interest expense                    $  592  $  603  $  520  $  540  $  627
   Rental expense                         140     142     170     180     187
    Total fixed charges before
     capitalized interest                 732     745     690     720     814
   Capitalized interest                     -       -       2       5      17
    Total fixed charges                $  732  $  745  $  692  $  725  $  831

Earnings available for fixed
  charges:
   Earnings**                           2,067  $1,980  $1,602  $ (193) $1,183
   Less undistributed income in
    minority owned companies              (84)    (90)    (54)    (51)    (52)
   Add fixed charges before
    capitalized interest                  732     745     690     720     814
   Total earnings available for
    fixed charges                      $2,715  $2,635  $2,238  $  476  $1,945

Ratio of earnings to
 fixed charges (1)(2)                    3.71    3.54   3.23    0.66    2.34


(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of the Company's Insurance and Other Financial Services businesses and its real-estate development and third-party financing businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

** Sum of "Income (Loss) before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."